Exhibit 99.1

AirNet Announces Receipt of Deficiency Letter from Nasdaq

BEIJING, September 18, 2020 /PRNewswire/ -- AirNet Technology Inc., formerly known as AirMedia Group Inc. (“AirNet” or the “Company”) (Nasdaq: ANTE), an in-flight solution provider on connectivity, entertainment, and digital multimedia in China, today announced that it received a notification letter dated September 16, 2020 (the “Deficiency Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (the “Nasdaq”) notifying that the Company is no longer in compliance with the Nasdaq Listing Rule 5550(b)(1) for continued listing due to its failure to maintain a minimum of $2.5 million in stockholders’ equity. In the Company’s Form 20-F for the fiscal year ended December 31, 2019, the Company reported a negative stockholders’ equity of approximately $19 million. Nasdaq also determined that the Company does not meet the alternatives of market value of listed securities or net income from continuing operations for continued listing.

The Deficiency Letter does not result in the immediate delisting of the Company’s ordinary shares represented by American depositary shares on the Nasdaq Capital Market. The Company has 45 calendar days from the date of the Deficiency Letter, or until November 2, 2020, to submit a plan (the “Compliance Plan”) to Nasdaq to regain compliance with the minimum stockholders’ equity standard. If the Compliance Plan is accepted by Nasdaq, the Company may be granted a compliance period of up to 180 calendar days from the date of the Deficiency Letter to evidence compliance. However, since Nasdaq previously notified the Company that its bid price compliance period expires on December 10, 2020, the Compliance Plan shall also set forth a plan to address the minimum bid price requirement by such date.

The Company’s management is looking into various options available to regain compliance and maintain its continued listing on the Nasdaq Capital Market. The Company intends to submit the Compliance Plan as soon as practicable.

This announcement is made in compliance with the Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a notification of deficiency.

About AirNet

Incorporated in 2007 and headquartered in Beijing, China, AirNet provides in-flight solutions to connectivity, entertainment and digital multimedia in China. Collaborating with its partners, AirNet empowers Chinese airlines with seamlessly immersive Internet connections through a network of satellites and land-based beacons, provides airline travelers with interactive entertainment and a coverage of breaking news, and furnishes corporate clients with advertisements tailored to the perceptions of the travelers. For more information, please visit http://ir.ihangmei.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding the development of the COVID-19 pandemic and its impact on the Company’s business operations. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements are based upon management’s current expectations and current market and operating conditions, and involve inherent risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but not limited to the following: its ability to achieve and maintain profitability; its ability to continuously improve its solutions and services enabling inflight connectivity; its ability to compete effectively against its competitors; the expected growth in consumer spending, average income levels and advertising spending levels; the growth of the inflight connectivity industry in China; and government policies affecting the inflight connectivity industry in China. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Company Contact

Yan Liu

Director, Investor Relations

AirNet Technology Inc.

Tel: +86-10-8460-8678

Email: ir@ihangmei.com